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Elizabeth Hughes · 2nd

Senior Brand Manager at Pressure Games

Punta Gorda, Florida · 89 connections · Contact info

Pressure Games

The University of the Arts

Experience

Pressure Games
1 yr

Head Of Design
Nov 2018 – Present · 1 yr
Punta Gorda, Florida Area

Senior Brand Manager
2018 – Present · 1 yr
Punta Gorda, Florida Area

User Experience/Graphic Design/Admin Manager
Nuzzle
Apr 2016 – Present · 3 yrs 7 mos
Punta Gorda, Florida Area

GPS monitoring and tracking device for pets

Duties
*User Experience - Responsible for developing and leading the research phase for ... See more

Graphic Design
Freelance Graphic Design
Jan 2014 – Feb 2016 · 2 yrs 2 mos
San Francisco Bay Area

Hospitality Professional
Nopa
Nov 2012 – Sep 2014 · 1 yr 11 mos
San Francisco Bay Area

Nopa is a San Francisco gathering place for guests to enjoy locally sourced produce, carefully crafted cocktails, and a thoughtful, attention driven dining experience.

Manager
Nopalito
Feb 2010 – Oct 2012 · 2 yrs 9 mos
San Francisco Bay Area

Vibrant neighborhood Mexican kitchens celebrating the traditional cookery of Mexico and utilizing the philosophy of purchasing local, organic and sustainable ingredients.

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Education

The University of the Arts

Bachelor's degree, Industrial Design
2003 – 2008

The Industrial Design program at the University of the Arts will fuel your passion for discovery and development. The research-based program focuses on people and their needs. You'll learn to observe and analyze—all while learning how designers can make a difference in the world. From defining problems to conceptualizing solutions and building prototypes, you'll engage with others and the world around you.

Skills & Endorsements

Management · 1

Endorsed by **1 connection**

Customer Service · 1

Endorsed by **1 connection**

Adobe Creative Cloud · 1

Endorsed by **1 connection**

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Interests

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The University of the Arts
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